UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
PDX BIOTECH, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Kentucky

    Date of organization
    December 10, 2019

Physical address of issuer
404 Clydebank Court, Louisville, KY 40243

Website of issuer
https://orastripdx.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$208,000.00	$6,630.00
Cash & Cash Equivalents	$54,000.00	$3,103.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$27,000.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$104,000.00	$37,090.00
Cost of Goods Sold	$60,000.00	$19,199.00
Taxes Paid	$0.00	$0.00
Net Income	-$300,000.00	-$16,487.00

April 18, 2023

FORM C-AR

PDX BIOTECH, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by PDX BIOTECH, LLC, a Kentucky Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://orastripdx.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 18, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PDX BIOTECH, LLC (the "Company") is a Kentucky Limited Liability Company, formed on December 10, 2019.

The Company is located at 404 Clydebank Court , Louisville, KY 40243.

The Company's website is https://orastripdx.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

PDX BIOTECH LLC is headquartered in Louisville, Kentucky and conducts its manufacturing operations in Vancouver, Washington. The Company's flagship OraStripdx™ product is a patented rapid (10-second) test that detects active periodontal disease in dogs and cats. The veterinarian or other veterinary professional staff member (technician or nurse) administers the test on the awake patient in the exam room and uses the visual result to inform pet owners of the need to take action (home-care products and/or follow-up dental procedures). This US-manufactured product is currently sold in tubes of 35 tests at an MSRP of $140. The clinical and economic effectiveness of the product have been validated in peer-reviewed published clinical studies.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it's a better option than a competing product or a competing purchase, or that we will able to sell the product at a level that will allow the Company to make a profit.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Unit purchased through this crowdfunding campaign is subject to limitations of transfer. This means that the Non-Voting Units that you purchase cannot in general be resold for a period of one year. There may be exceptions to this general rule if you are transferring the Non-Voting Units back to the Company, to an "accredited investor," as part of an offering registered with the Securities and Exchange Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on resale of any Non Voting Units that you purchase. More importantly, there is no established market for these Non-Voting Units, and there may never be one. As a result, if you decide to sell these Non-Voting Units in the future, you may not be able to find a buyer. In addition, the Company may be acquired at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Non-Voting Units in the amount of up to $1,070,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates have been low, they have risen lately, and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financing may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the Non-Voting Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred equity could be more advantageous to those investors than to the holders of Non-Voting Units. In addition, if we need to raise more equity capital from the sale of Non-Voting Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Executives and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Non-Voting Units being offered to you for purchase in this offering have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting management discretion in making business decisions that could endanger your investment. Furthermore, in the event of a liquidation of the Company, you may be paid only if there is cash remaining after all of the creditors of the Company have been paid.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities without voting rights, and therefore must trust the management of the Company to make good business decisions. The business decisions of management may endanger your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and your investment may be lost. Even if we sell all the Non-Voting Units we are offering now, the Company may need to raise more funds in the future, and if it can't get them, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms or later investors' investments may dilute the value of your Non-Voting Units.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

We face significant market competition.
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales resources than we do. They may succeed in developing and marketing competing products at a fast pace. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should be assumed that competition will intensify.

We are an early stage company have not yet generated any profits
PDX BIOTECH LLC was formed in late 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. It is possible that no investor in the company will ever realize a return on their investment. PDX BIOTECH LLC has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to generate a return for the holders of Non-Voting Units.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that OraStripdx is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough customers so that the Company will succeed.

Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
The Company owns certain patents and trade secrets. We believe one of the valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate rights owned by the Company. The Company may need to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals

for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime

Our ability to sell product is dependent on government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and, if they do change, then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be adversely impacted.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including packaging, shipping, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a growing business, we may be vulnerable to hackers and cyber-attacks. Further, we rely on a third-party technology provider to provide some of our technology. Any disruptions of services or cyber-attacks either on our technology provider or on POX BIOTECH LLC could harm our reputation and materially negatively impact our financial condition and business.

We are reliant on one main type of product

The Company is reliant on the manufacture and sale of one main type of product. Supply-chain disruptions may endanger manufacture of the product. Distribution chain disruptions may endanger sale of the product. Disruptions of sufficient magnitude may endanger the viability of the business as a whole. All of our current revenues are derived from variants on one type of product. Our revenues are therefore dependent upon the market for such a product.

Our product could fail to attain sales projections

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The cost of enforcing intellectual property rights may prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing our intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property could have adverse consequences for the Company, including weakening our attempts to prevent competitors from entering the market. As a result, your investment in the Company could be significantly and adversely affected.

The Company's CEO currently has another part-time role.
The Company's CEO currently has a part-time role as a Business Consultant for New Directions Housing Corporation. He currently spends 3 hours per week in this role.

John Beran plans to transition away from this role when it is appropriate and feasible. Please note he does currently split some time between the Company and this other business.

Non-Voting Units do not confer right to vote.
Non-Voting Units confer limited liquidation and dividend rights but not a right to vote. Please refer to Exhibit F of this Offering Memorandum to review the Operating Agreement as currently amended.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

PDX BIOTECH LLC is headquartered in Louisville, Kentucky and conducts its manufacturing operations in Vancouver, Washington. The Company's flagship OraStripdx™ product is a patented rapid (10-second) test that detects active periodontal disease in dogs and cats. The veterinarian or other veterinary professional staff member (technician or nurse) administers the test on the awake patient in the exam room and uses the visual result to inform pet owners of the need to take action (home-care products and/or follow-up dental procedures). This US-manufactured product is currently sold in tubes of 35 tests at an MSRP of $140. The clinical and economic effectiveness of the product have been validated in peer-reviewed published clinical studies.

Business Plan

We intend to market OraStripdx to veterinary practices in the US. We have previously sold products outside the US through third-party channels of distribution, not directly to veterinary practices. Now we are launching an e-commerce platform enabling veterinary practices in the US to order products from us directly. Our marketing efforts are directed to veterinary teams so that they can know how OraStripdx can benefit their practices and how they can order OraStripdx from us. The company has efficiently assembled a team of professionals including key opinion leaders that can support the US launch of the product. The team includes the following: Two PhD's, two veterinarians, a veterinary nurse, a veterinary technician, a CPA, a digital marketing specialist and a sales executive. The team is culturally aligned as well with a commitment to diversity, inclusion, and socially conscious engagement. The company has traction including: 1. Several of the major global players in the pet oral care products market, including Virbac, Boehringer Ingelheim, and Mars, through its subsidiary VCA, have placed orders for OraStripdx. 2. The Company has fulfilled multiple significant reorders of products from Sumitomo Animal Health, a leader in the Japanese pet oral care products market. 3. The Company has fulfilled a significant order of OraStripdx from Animalcare Group, a UK-based £74 million public company, and has entered into an exclusive distribution agreement for parts of Western Europe requiring Animalcare Group to order twice that order volume annually. 4. The Company has obtained all orders thus far without any outbound marketing, including reorders from small and large veterinary hospitals. It's our goal to make the OraStripdx a standard part of every check- up to empower veterinary teams to treat this at its root cause before it's too late. We are partnering with leading veterinary teams in the US, and have already shipped orders to corporate customers in Europe, Asia, and South America.

History of the Business

On January 1st, 2022, the company entered into a distribution arrangement with Animalcare Group, an international veterinary pharmaceutical and services company. Under the agreement, Animalcare Group will purchase and market Orastripdx exclusively in England, Spain, Italy, and others. The Company received $50,000 in proceeds as a result of the admission of one of the members.

The Company's Products and/or Services

Product / Service	Description	Current Market
OraStripdx™	A patented rapid (10-second) test that detects active periodontal disease in dogs and cats.	Animal health products market

We intend to market OraStripdx to veterinary practices in the US. We have previously sold products outside the US through third-party channels of distribution, not directly to veterinary practices. Now we are launching an e-commerce platform enabling veterinary practices in the US to order products from us directly. Our marketing efforts are directed to veterinary teams so that they can know how OraStripdx can benefit their practices and how they can order OraStripdx from us.

The Company has previously sold products outside the US through third-party channels of distribution, not directly to veterinary practices. Now they are launching an e-commerce platform enabling veterinary practices in the US to order products from the Company directly.

Competition

The Company's primary competitors are Virbac, Boehringer Ingelheim, Dechra, and Mars .

The companion animal health products market is valued at over $20 billion, of which diagnostics comprise a $3-4 billion segment (Grandvie," Research). The pet oral care products market is valued at $2.2 billion (Statista). Major global players include Virbac (FR), Boehringer Ingelheim (DE), Dechra (UK), and Mars (US) (Fortune Business Insights). A significant and accelerating market trend is the consolidation of veterinary practices into large chains. For example, Mars owns Banfield Pet Hospital (headquartered in Vancouver, WA, with over 1000 locations) and VCA (headquartered in Los Angeles; also over 1000 locations). Others such as WellHaven PetHealth (Vancouver, WA) are backed by private equity firms. The Company believes the greatest chance of long-term success for the Company involves obtaining orders and re-orders from large chain purchasers.

Supply Chain and Customer Base

The Company relies on third parties to provide a variety of essential business functions for them, including packaging, shipping, legal work, public relations, advertising, and distribution. The Company is reliant on the manufacture and sale of one main type of product.

The Company's customers are primarily in the companion animal health products market.

Intellectual Property

Patents

Application or Registration #	Title	File Date	Grant Date	Country
US10429309	Apparatus for simultaneous detection of amines and thiols	January 5, 2017	October 1, 2019	USA
US9588108	Apparatus for simultaneous detection of amines and thiols	May 22, 2014	March 7, 2007	USA
US8815152	Device for rapid determination of disease-associated thiol compounds	June 15, 2009	December 25, 2012	USA
US8337774	Compositions for simultaneous detection of volatile sulfur compounds and polyamines	December 11, 2006	December 25, 2012	USA
US7723118	Compositions and methods for simultaneous detection of volatile sulfur compounds and polyamines	October 17, 2002	May 24, 2010	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 404 Clydebank Court, Louisville, KY 40243

The Company has the following additional addresses: The Company conducts its manufacturing operations in Vancouver, Washington.

The Company conducts business in Throughout the US, Europe, Asia, and South America.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Beran

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Manager, CEO Dates of Service: November 22, 2021 - Present Responsibilities: Day-to-day operations. Currently does not take a salary.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PDX Biotech: Position: Manager, CEO Dates of Service: November 22, 2021 - Present Responsibilities: Day-to-day operations. Currently does not take a salary. Employer: New Directions Housing Corporation Title: Chief Strategy Officer Dates of Service: March 04, 2019 - Present Responsibilities: Business Consultant currently working part-time in this role. John plans to transition away from this role when it is financially feasible. He currently spends 3 hours per week on this role.

Education

University of Wisconsin-Milwaukee, 1984 BBA University of Bellarmine, 2015 MBA

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Beran

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Manager, CEO Dates of Service: November 22, 2021 - Present Responsibilities: Day-to-day operations. Currently does not take a salary.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PDX Biotech: Position: Manager, CEO Dates of Service: November 22, 2021 - Present Responsibilities: Day-to-day operations. Currently does not take a salary. Employer: New Directions Housing Corporation Title: Chief Strategy Officer Dates of Service: March 04, 2019 - Present Responsibilities: Business Consultant currently working part-time in this role. John plans to transition away from this role when it is financially feasible. He currently spends 3 hours per week on this role.

Education

University of Wisconsin-Milwaukee, 1984 BBA University of Bellarmine, 2015 MBA

Name

Reggie Gresham

All positions and offices held with the Company and date such position(s) was held with start and ending dates

PDX Biotech: Position: Manager and Chief Marketing Officer, Dates of Service: January 01, 2022 - Present Responsibilities: Day-to-day operations. Currently does not take a salary. Reggie Gresham currently services 10+ hours per week in their role with the Issuer.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PDX Biotech: Position: Manager and Chief Marketing Officer, Dates of Service: January 01, 2022 - Present Responsibilities: Day-to-day operations. Employer: Matrix Integration Title: Vice President Sales & Marketing Dates of Service: January 01, 2019 - Present Responsibilities: Responsible for increasing revenue and gross profit by hiring, developing and coaching a team of successful sales consultants, client operations, marketing and partner programs professionals.

Education

Eastern Kentucky University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Kentucky law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	M units LLC/Membership Interests
Amount outstanding	200,000
Voting Rights	The company is manager-managed
Anti-Dilution Rights	None

Type of security	Non-Voting, Non-Membership Interests
Amount outstanding	22,538
Voting Rights	None
Anti-Dilution Rights	None

Type of security	Non-Voting Units LLC/Membership Interests
Amount outstanding	10,544
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Outrider Technologies
Amount outstanding	$27,000.00
Interest rate and payment schedule	0.0%
Maturity date	April 30, 2023
Other material terms	oral agreement, no document outstanding

The total amount of outstanding debt of the company is $27,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	7,439	$143,716.00	StartEngine platform fees, working capital, and marketing	August 17, 2022	Regulation CF
Non-Voting, Non-Membership Units	22,538	$50,000.00	working capital	January 1, 2022	Section 4(a)(2)
LLC/Membership Interests	3,105	$62,100.00	working capital	December 18, 2022	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are VYSKOS LLC (David McClure), Outrider Technologies (John Beran), and Reggie Gresham.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
VYSKOS LLC (David McClure)	50.0%
Outrider Technologies (John Beran)	20.0%
Reggie Gresham	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$372,000	-$372,000	$0

Operations

Our most recent financing was conducted in 2022A. Following the Offering, we do not intend to raise capital again until July, 2023. We are currently focusing on recurring revenue growth rather than generating profits. We are not certain when or if we will generate profits in the future, and intend to devote our resources to sales growth in the near future.

The Company intends to achieve profitability in the next 12 months by growing our customer base and adoption of the test in the veterinary channel.

Liquidity and Capital Resources

On or about August 17, 2022 the Company conducted an offering pursuant to Regulation CF and raised $143,715 on the portal.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

The Company intends to expand production capacity with a cutting and sorting operation along with logistics capabilities in a second site located in Louisville, Kentucky.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	John Beran
Relationship to the Company	Manager, CEO
Total amount of money involved	$27,000.00
Description of the transaction	Loan from Outrider Technologies

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Beran
(Signature)

John Beran
(Name)

Manager, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/John Beran
(Signature)

John Beran
(Name)

Manager, CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

PDX Biotech, LLC. (the "Company") a Kentucky Limited Liability Company

Financial Statements (unaudited) and

Years ended December 31, 2022 & 2021

Statement of Financial Position
As of December 31,

Balance Sheet		2022		2021
Cash	$	54,000	$	3,103
Inventory	$	69,000	$	1,000
Equipment	$	3,000	$	1,527
Other	$	10,000	$	1,000
Deferred tax asset	$	72,000		
Total Assets	$	208,000	$	6,630
Deferred Compensation	$	118,000	$	-
Shareholder Loans	$	27,000	$	-
Total Liabilities	$	145,000	$	-
Member's Equity	$	381,000	$	23,886
Retained earnings	$	(318,000)	$	(17,256)
Total Liabilities and equity	$	208,000	$	6,630

Statement of Operations
Year Ended December 31,

Income Statement		2022		2021
Sales	$	104,000	$	37,090
Cost of goods sold	$	60,000	$	19,199
Gross Profit	$	44,000	$	17,891
Advertising and Marketing	$	40,000	$	-
Key Opinion Leaders	$	74,000	$	-
Financing costs	$	21,000	$	-
Staff costs	$	214,000	$	-
Research and development	$	33,000	$	-
Travel	$	8,000	$	-
Other	$	66,000	$	34,378
Total Expenses	$	416,000	$	34,378
Net Loss prior to taxes	$	(372,000)	$	(16,487)
Provision for income taxes	$	72,000	$	-
Net Loss	$	(300,000)	$	(16,487)

Statement of Cash Flows

Year Ended December 31,

		2022		2021
Operating Activities				
Net Income (Loss)	$	(300,000)	$	(16,487)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Depreciation	$	500	$	509
Inventory	$	(68,000)	$	-
Other	$	(11,000)	$	-
Deferred tax asset	$	(72,000)	$	-
Deferred Compensation	$	118,000	$	-
Shareholder loans	$	27,000	-	
Total adjustments to reconcile Net Income to	$	(5,500)	$	509
Net cash provided by operations	$	(305,500)	$	(15,978)
Investing Activities				
Equipment	$	(1,200)	$	-
Net cash provided (used by) Investing Activities	$	(1,200)	$	-
Financing Activities				
Member's Equity	$	357,114	$	19,036
Net Cash provided by (used in) Financing Activities	$	357,114	$	-
Cash at the beginning of period	$	3,100	$	45
Net Cash increase (decrease) for period	$	50,414	$	3,058
	$	53,514	$	3,103

PDX Biotech, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PDC Biotech, LLC ("the Company") was formed in Kentucky on December 10th, 2019. The Company manufactures and markets a rapid test for periodontal disease in dogs and cats. The company plans to earn revenue selling their rapid-screen tests to veterinarian practices, veterinary techs and nurses, and eventually direct to pet owners. The Company's headquarters is in Louisville, Kentucky. The customers will be located worldwide.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Revenue

In 2022 and 2021 the Company had a single customer account for over 90% of revenue.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. The company has experienced minimal returns to date. The company currently markets and sells a single product.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5	4,500	1,500	-	3,000
Grand Total	-	4,500	1,500	-	3,000

Intangible Assets: Patent

The company purchased 5 patents from Perio Health, LLC. The total balance of these patents was $1,000 as of December 31st, 2022 and 2021.

Lease

As of December 31st, 2022, the Company had not signed a lease, but is making regular payments pursuant to proposed terms, which includes $1,650 in rent per month.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company had equity based compensation of $100,768 in 2022 and no equity compensation in 2021.

<u>Income Taxes</u>

The Company was a pass-through entity until July 1, 2022 and then elected to be taxed as a Corporation. The Company incurred a loss of $296,000 from July 1, 2022 until year-end. The provision for income taxes is based upon the six-month period with an estimated 25% effective tax rate.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

On December 31, 2022 a non-interesting bearing loan was outstanding with Outrider Technologies, LLC. The company anticipates repayment in 2023.

NOTE 6 – EQUITY

On January 1, 2022 The Company amended the operating agreement which authorized the following:

- Interests of Members shall be held as units of membership("units") or Class M units.
- 200,000 M Units were issued and authorized and held by four partners.
- John Beran and Reggie Gresham were named as managers (also called Partners)
- 150,000 non-voting non-membership interests (NVNMI's) were authorized
    - 17,500 of the NVNMI's were issued on the date of amendment

During the Year, the company issued NVNMI's as equity compensation. At December 31, 2022 the Company had 5,038 units issued pursuant to equity based compensation.

On August 10, 2022 The Company, pursuant to a crowdfunding and general unit offering, amended the operating agreement which authorized the following:

Up to 58,850 Non-Voting Membership Units authorized pursuant to a Reg CF raise. At December 31, 2022, 10,544 units were issued.

The Company was a single member managed LLC with a single class of ownership interest as of December 31st, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 18, 2023, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.